Exhibit 99.1

WESTERN WIND ENERGY CORP.

1326 – 885 WEST GEORGIA STREET	Telephone: 604.685.WIND (9463)
VANCOUVER, BC, V6C 3E8	Facsimile: 604.685.9441
www.westernwindenergy.com

 N E W S   R E L E A S E

October 20, 2009

Toronto Stock Exchange (Venture) Symbol: “WND”
Issued and Outstanding: 45,979,397

UES TO BUY RENEWABLE POWER FROM WESTERN WIND ENERGY PROJECT NEAR KINGMAN, ARIZONA

Western Wind Energy Corporation (WND-TSXV) is pleased to announce that it has signed a power purchase agreement with UniSource Energy Services, a subsidiary of UniSource Energy Corporation (UNS-NYSE) of Arizona for a new fully integrated combined wind and solar (photo voltaic “PV”) energy project. The new integrated wind and solar project is believed to be the first of its kind in North America.

Jeff Ciachurski, Western Wind’s Chief Executive Officer, states; “Western Wind is thrilled to take part in this historic project. It will allow us to utilize our expertise in wind and solar generation while helping UniSource Energy Services expand its renewable energy resources.”

Paul Bonavia, Chairman, President and Chief Executive Officer of UniSource Energy Corporation added, “We’ll be tapping two of Mohave County’s most abundant resources – the sun and the wind – to help us provide clean, renewable power to our customers. We’re excited to support the development of this new green energy resource in Arizona.”

This late stage development project is located just outside Kingman Arizona, in Mohave County on fully zoned land owned by Western Wind. The agreement allows the site to deliver up to 11 MW…with at least 300 kilowatts derived from PV solar. The rest would come from wind energy. The project, when completed, will increase Western Wind’s existing nameplate production capacity and late stage development assets from both wind and solar generation to approximately 181 MW. The project is expected to complete by June 2011…but could be completed sooner.

About UniSource Energy Services.

UniSource Energy Services provides natural gas and electric service to more than 234,000 customers across Arizona. For more information, visit uesaz.com. For more information about its parent company, UniSource Energy, visit uns.com.

About Western Wind Energy Corporation.

Western Wind is a vertically integrated renewable energy electrical production company that currently owns over 500 wind turbines with 34.5 MW of rated capacity and a further 131MW of expansion power purchase agreements in the States of Arizona and California. Western Wind further owns additional development assets for both Solar and Wind Energy in California, Arizona, Ontario, Canada and a development team in the Commonwealth of Puerto Rico. Western Wind is in the business of owning and acquiring land sites and technology for the production of electricity from wind and solar energy. Management of Western Wind Energy includes individuals involved in the operations and ownership of utility scale wind energy facilities in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS

“SIGNED”

Jeffrey J. Ciachurski
Chief Executive Officer

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Certain statements in this press release constitute “forward-looking statements” under applicable securities laws, which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Words such as “expects”, “anticipated”, “intends”, “projects”, “plans”, “will”, “believes”, “seeks”, “estimates”, “should”, “may”, “could” and variations of such words and similar expressions are intended to identify such forward-looking statements. Such statements in this news release include, but are not limited to, the Company’s intended use of proceeds from the Offering. These statements are based on management’s current expectations and beliefs and actual events or results may differ materially. There are many factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results express or implied by such statements. Such factors include, but are not limited to, the Company’s ability to secure a letter of credit on behalf of Southern California Edison, that the funds raised are sufficient to advance its projects as anticipated, and the other factors discussed in the Company’s annual report and annual information contained in the Company’s 20F Annual Report filed with the United States Securities and Exchange Commission and securities regulators in Canada. Forward-looking statements are based on current expectations and the Company assumes no obligation to update such information to reflect later events or developments, except as required by law.